                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule TO/A
        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       SIMON TRANSPORTATION SERVICES INC.
                       (Name of Subject Company (issuer))

                             JERRY MOYES (Offeror)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     CLASS A COMMON SHARES, $0.01 Par Value
                     CLASS B COMMON SHARES, $0.01 Par Value
                         (Title of Class of Securities)

                                   828813105
                     (CUSIP Number of Class of Securities)

                                  Jerry Moyes
                             2200 South 75th Avenue
                            Phoenix, Arizona  85043
                                 (623) 269-9700
                 (Name, address, and telephone number of person
 authorized to receive notices and communications on behalf of filing persons)

                                With a Copy to:
                             Earl H. Scudder, Esq.
                             Scudder Law Firm, P.C.
                             411 South 13th Street
                            Lincoln, Nebraska  68508
                                 (402) 435-3223

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
       Transaction valuation*                      Amount of filing fee
--------------------------------------------------------------------------------
            $36,830,913                                   $7,367
--------------------------------------------------------------------------------

  *Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of Class A Common Stock, par value $.01 (the "Class A Common Shares") and Class B Common Stock, par value $.01 (the "Class B Common Shares" and together with Class A Common Shares, the "Shares") of Simon Transportation Services Inc., a Nevada corporation (the "Company"), other than the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with him, at $7.00 per Share net to the seller in cash. According to the Company's Form 10-Q for the quarter ended

  December 31, 1999, there were 5,196,358 Class A Common Shares (including the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with the Filing Person), and 913,751 Class B Common Shares issued and outstanding. The total of 6,110,109 outstanding Shares, less the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with him, result in 5,261,559 Shares subject to the offer. Based on the foregoing, the transaction value is equal to the product of 5,261,559 Shares and $7.00 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $7,367
     Form or Registration No.: Schedule TO
     Filing Party: Jerry Moyes
     Date Filed: May 23, 2000

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [x] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

                                  SCHEDULE TO

     This Amendment No. 1 to the Schedule TO Tender Offer Statement (this "Amendment") relates to the offer by Jerry Moyes ("Purchaser") to purchase all outstanding shares of Class A Common Stock, par value $.01 (the "Class A Common Shares") and Class B Common Stock, par value $.01 (the "Class B Common Shares" and together with Class A Common Shares, the "Shares") of Simon Transportation Services Inc., a Nevada corporation (the "Company"), at $7.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2000, and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1)(A) and
(a)(1)(B), respectively.


ITEM 12. EXHIBITS.

     Item 12 is hereby amended and supplemented with the following information:

          (a) (1) (I) - Text of Press Release issued by Purchaser on June 8,
          2000.



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            By:  /s/ Mark A. Scudder
                                 -------------------
             Mark A. Scudder on behalf of Jerry Moyes, individually
                                  (Signature)

                    Mark A. Scudder, under power of attorney
                                (Name and title)

                                  June 8, 2000
                                     (Date)

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